Exhibit 10.13

March 26, 2014

Jeffrey Black

7281 Calle Conifera

Carlsbad, CA 92009

Dear Jeff,

We are pleased to confirm our offer of employment for the position of Chief Financial Officer at AltheaDx, Inc. (“AltheaDx” or the “Company”). This position will report to the Company’s CEO. This letter agreement sets forth the basic terms and conditions that will govern your employment. Your employment start date is expected to be April 7, 2014.

Please note that this offer of employment is contingent upon the results of an outside background check and reference check without any adverse disclosures whatsoever. Crimincal, social security number, references, and degree verification screenings will be performed. We reserve the right, in our sole discretion, to rescind this offer based on the results of the background check.

1.    Salary. You are being offered a salary of $12,291.67 per pay period, which is equivalent to $295,000 annually, less required withholdings and deductions. Your salary will be paid semi-monthly in accordance with the Company’s normal payroll practices. Your Base Salary will not be subject to any decreases, except pursuant to a salary reduction program applied evenly on a percentage basis to all of the Company’s senior executive officers.

2.    Bonus. For each calendar year of employment, you will be eligible for an annual discretionary bonus (the “Bonus”) in the target amount of 45% of your then-current base salary (the “Target Amount”). Whether you receive a Bonus for any given year, and the amount of any such Bonus, will be determined by the Company’s Board of Directors (“Board”) in its sole discretion based upon the Company’s and your achievement of written objectives and milestones to be determined on an annual basis by the Board. Based upon the level of achievement of such written objectives and milestones, as determined by the Board, the Bonus amount for any given year may be below or above the Target Amount, as low as 0% or as high as 70% of your then-current base salary. Any Bonus paid will be paid in a lump sum cash payment, less required withholdings and deductions. In order to earn a Bonus for any given year, you must remain employed by the Company through and including the payout date for the Bonus. Assuming all other criteria are met, you will be eligible for a pro-rated Bonus based on your partial year of service in 2014.

3.    Equity. Subject to the approval of the Company’s Board, and pursuant to the Company’s equity incentive plan (the “Plan”), the Company shall grant you an option to purchase 225,000 shares of the Company’s common stock, at an exercise price equal to the stock’s fair market value per share, as determined by the Board, as of the date of grant (the “Option”). The Option will be subject to the terms and conditions of the Plan, and the corresponding grant notice and stock option agreement. Subject to your continued service to the Company, 25% of the shares of common stock subject to the Option will vest on the first anniversary of your Company employment start date, and the remainder shall vest at a rate of 1/48th per month thereafter, with the Option being fully vested after four (4) years from the date of your Company employment start date.

4.    Benefits. You shall be entitled to the Company’s basic employment benefits available to all employees. Details of the Company’s benefits: medical and dental coverage; 401(k) plan; and long-term and short-term disability insurance will be sent to you under separate cover. You will be eligible to accrue paid time off at a rate of 20 days per year, subject to the Company’s paid time off policy and practices.

5.    Duties. Your duties generally will be in the areas of Finance; however, you may be assigned other duties based on Company needs.

As an exempt employee, you are required to exercise your specialized expertise, independent judgment and discretion to provide high-quality services. You are required to follow office policies and procedures adopted from time to time by the Company and to take such general direction as you may be given from time to time by your superiors. AltheaDx reserves the right to change these policies and procedures at any time. You are required to devote your full energies, efforts and abilities to your employment, unless the Company expressly agrees otherwise. You are not permitted to engage in any business activity that competes with AltheaDx.

6.    Hours of Work. As an exempt employee, you are expected to work the number of hours required to get the job done, and you will not be eligible for overtime pay.

7.    Indemnification. Pursuant to the Company’s bylaws, the Company will indemnify you with respect to any actual or threatened legal claims arising from your lawful service on behalf of the Company.

8.    Immigration Documentation. Employment with AltheaDx is contingent upon your ability to prove your identity and authorization to work in the U.S. You must comply with the Immigration and Naturalization Service’s employment verification requirements.

9.    Protection of Third Party Information/Representation and Warranty of Employee. In your work for the Company, you are forbidden from using or disclosing any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you are expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company or by you in the course of your employment. You agree that you have not, and will not in the future, bring onto Company premises, or use in connection with your employment with the Company, any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you are not a party to any contract that may restrict your activities on behalf of the Company.

10.    At-Will Employment. Your employment with AltheaDx is “at-will.” This means that, subject to section 11 below, either you or AltheaDx can terminate, with or without notice, the employment relationship at any time and for any reason or no reason at all. The “at-will” nature of the employment relationship between you and the Company cannot be changed unless the change is in writing and signed by both you and the Chairman of the Board.

11.    Severance.

11.1    Employment Termination. If your employment is terminated by the Company for any reason or no reason (including for Cause), due to your resignation for any reason (including Good Reason), or due to your death or disability, the Company will pay your base salary and any benefits or other compensation earned and/or accrued through the date of termination at the rate in effect at the time of termination, less standard deductions and withholdings. Except as specifically provided for below in sections 11.3 and 11.4, you shall have no other rights to any other compensation or benefits following the employment termination date.

11.2    Employment Termination by Company without Cause or Resignation for Good Reason. If the Company terminates your employment without Cause (and other than due to your death or disability), or you resign your employment for Good Reason, then you will be eligible to receive the applicable cash severance benefits described below in section 11.3, provided that you (a) remain in compliance with your obligations owed to the Company (including all obligations under the Proprietary Information and Inventions Agreement), and (b) deliver an executed waiver and release of claims in a form acceptable to the Company, which may be included by the Company in a separation agreement (the “Release”), within the applicable deadline set forth therein, but in no event later than 45 days following your termination date, and you permit the Release to become effective in accordance with its terms (such latest permitted date, the “Release Deadline”). If your employment terminates for any reason other than a termination without Cause by the Company or a Good Reason resignation, or if you do not timely execute a

Release that becomes effective on or before the Release Deadline, then you will not be eligible to receive any cash severance benefits under section 11.3.

11.3    Cash Severance Benefits. You will be eligible to receive your base salary (at the level existing at time of your termination) for the six (6) month period immediately following the date of your termination without Cause by the Company or your resignation for Good Reason (the “Severance Benefit Period”). The cash severance benefits provided in this section 11.3 will be subject to all applicable withholdings and deductions and will be paid in equal installments in accordance with the Company’s regular payroll practices over the Severance Benefit Period. Notwithstanding the above, any cash severance benefits scheduled to be paid to you prior to the effectiveness of the Release shall instead accrue and be paid to you in the first payroll period following the Release effective date, with the remainder of the cash severance benefit payments to be made as originally scheduled.

11.4    Additional Change in Control Related Severance Benefits. In the event that your employment is terminated by the Company or any successor entity without Cause (and other than due to your death or disability), or you resign your employment for Good Reason, , and provided such employment termination occurs within the twelve (12) month period immediately following the effective date of a Liquidation Transaction, then subject to your delivery to the Company of an effective Release as required pursuant to section 11.2, one-hundred percent (100%) of the then unvested shares subject to your Option shall immediately accelerate vesting and exercisability.

12.    Definitions.

12.1    Cause. For purposes of this letter agreement, “Cause” for termination of employment shall mean: (a) your failure, disregard or refusal to perform your material duties or obligations to AltheaDx; (b) any willful, intentional or negligent act by you having the effect of materially injuring (whether financially or otherwise) the business or reputation of AltheaDx or any of its affiliates, including but not limited to, any senior officer, director or executive of AltheaDx; (c) willful misconduct by you with respect to any of your material duties or obligations, including, without limitation, willful insubordination with respect to directions received by you from the Board; (d) your indictment of any felony involving moral turpitude (including entry of a nolo contendere plea); (e) the good faith determination by the Board that you engaged in some form of harassment or discrimination prohibited by law (including, without limitation, age, sex or race harassment or discrimination); (f) your misappropriation or embezzlement of the property of AltheaDx or its affiliates (whether or not a misdemeanor or felony); and (g) your material breach of any of the provisions of this letter agreement, of any AltheaDx policy, and/or of your Proprietary Information and Inventions Agreement with AltheaDx; provided, however, that the actions or conduct described in clauses (a), (c) and (g) above will constitute Cause only if such actions or conduct continue after the Board has provided you with written notice thereof and thirty (30) days opportunity to cure the same (provided that the Board is not obligated to provide such written notice and opportunity to cure if the action or conduct is not reasonably susceptible to cure). The determination that a termination is for Cause shall be made by the Board in its sole, good faith, discretion.

12.2    Good Reason. For purposes of this letter agreement, “Good Reason” shall mean your resignation from service with the Company upon any of the following without your prior written consent: (a) your base salary is reduced by more than thirty percent (30%) of your then current base salary; (b) your duties, authority or responsibilities are materially reduced; (c) the occurrence of a material breach by the Company of any of its obligations to you under this letter agreement (including without limitation a reduction in salary other than in accordance with Section 1). Notwithstanding the foregoing, in order to resign for Good Reason, you must (1) provide written notice to the Company within 60 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, (2) allow the Company at least 30 days from receipt of such written notice to cure such event, and (3) if such event is not reasonably cured within such period, your resignation from all positions you then hold with the Company is effective not later than 90 days after the expiration of the cure period.

12.3    Liquidation Transaction. For purposes of this letter agreement, “Liquidation Transaction” shall have the meaning described in the Company’s Amended and Restated Certificate of Incorporation, as such may be amended from time to time, a copy of which has been provided to you.

13.    Section 409A. Notwithstanding anything to the contrary herein, the following provisions apply to the extent severance benefits provided herein are subject to Section 409A of the Code and any state law of similar effect (collectively “Section 409A”). Severance benefits shall not commence until you have had a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”). Each installment of severance benefits is a separate “payment” for purposes of Treasury Regulations Section 1.409A-2(b)(2)(i), and the severance benefits are intended to satisfy the exemptions from application of Section 409A provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), as applicable. However, if such exemptions are not available and you are, upon Separation from Service, a “specified employee” for purposes of Section 409A, then, solely to the extent necessary to avoid adverse personal tax consequences under Section 409A, the timing of the severance benefits payments shall be delayed until the earlier of (i) six (6) months and one day after your Separation from Service, or (ii) your death. No interest will be due on any amounts so deferred.

None of the severance benefits will be paid or otherwise delivered prior to the effective date (or deemed effective date) of the Release. If the severance benefits are not covered by one or more exemptions from the application of Section 409A and the Release could become effective in the calendar year following the calendar year in which your Separation from Service occurs, the Release will not be deemed effective any earlier than the Release Deadline. The severance benefits are intended to qualify for an exemption from application of Section 409A or comply with its requirements to the extent necessary to avoid adverse personal tax consequences under Section 409A, and any ambiguities herein shall be interpreted accordingly.

14.    Section 280G; Limitations on Payment.

14.1    If any payment or benefit you will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment provided pursuant to this letter agreement (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

14.2    Notwithstanding any provision of section 14.1 to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated)

before Payments that are not deferred compensation within the meaning of Section 409A.

14.3    Unless you and the Company agree on an alternative accounting firm or law firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Liquidation Transaction shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Liquidation Transaction, the Company shall appoint a nationally recognized accounting or law firm to make the determinations required by this section 14. The Company shall bear all expenses with respect to the determinations by such accounting or law firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting or law firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within fifteen (15) calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other time as requested by you or the Company.

14.4    If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of Section 14.1 and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you agree to promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of Section 14.1) so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) of Section 14.1, you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

15.    Proprietary Information Agreement. As a condition of employment, you must sign and abide by the terms of the enclosed Proprietary Information and Inventions Agreement, which is attached hereto as Exhibit A.

16.    Arbitration. As a condition of employment, you must sign an arbitration agreement, which is attached hereto as Exhibit B.

17.    No Mitigation Required. In no event will you be obligated to seek other employment or take other action by way of mitigation of the amounts payable to you under any of the provisions of this letter agreement, and such amounts will not be reduced (except as otherwise specifically provided herein) whether or not you obtain other employment.

18.    Integrated Agreement. This letter agreement, along with the Exhibits, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to its subject matter. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. This letter agreement may not be modified or amended except in a writing signed by both you and the Chairman of the Board. This letter agreement will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of California as applied to contracts made and to be performed entirely within California. Any ambiguity in this letter agreement shall not be construed against either party as the drafter. Any waiver of a breach of this letter agreement shall be in writing and shall not be deemed to be a waiver of any successive breach. This letter agreement may be executed in counterparts and facsimile signatures will suffice as original signatures.

We look forward to you joining our organization. In order to confirm your acceptance of employment with AltheaDx, please sign one copy of this letter agreement and return it to Greg Hamilton. The other copy is for your records. If you wish to discuss anything set forth in this offer letter, please do not hesitate to contact Greg Hamilton directly at 858-224-7200.

Very truly yours,

ALTHEADX, INC.

By:	/s/ Greg Hamilton
Greg Hamilton CEO

I agree to and accept the terms of employment set forth in this letter agreement.

/s/ Jeffrey Black Jeffrey Black	3/27/14 Date

EXHIBIT A

PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

This Proprietary Information and Inventions Agreement (“Agreement”) is entered into by and between Jeffrey Black (“Employee”), on the one hand, and AltheaDx, Inc. (together with its parent, subsidiary and affiliated corporations and entities, and their successors and assigns, the “Company”), on the other hand.

WHEREAS, the Company is engaged in a continuous program of research, development and production;

WHEREAS, the Employee is employed by the Company and is expected to make new contributions and inventions of value to the Company; and

WHEREAS, Employee’s employment creates a relationship of confidence and trust between the Employee and the Company with respect to confidential business information.

NOW THEREFORE, in consideration of the mutual representations set forth below, and for other valuable consideration, including Employee’s employment and/or continued employment and compensation received by Employee from the Company, Employee and the Company agree as follows:

1.	PROPRIETARY INFORMATION.

a. Employee understands that, by virtue of Employee’s employment with the Company, Employee will acquire and be exposed to Proprietary Information of the Company. “Proprietary Information” includes all ideas, information and materials, tangible or intangible, not generally known to the public, relating in any manner to the business of the Company, its products and services (including all trade secrets), its personnel (including its officers, directors, employees, and contractors), its clients, vendors and suppliers and all others with whom it does business that Employee learns about or acquires during Employee’s employment with the Company. Proprietary Information includes, but is not limited to, manuals, documents, computer programs and software used by the Company, all formulas or processes, know-how, improvements, techniques, marketing plans, strategies, forecasts, user manuals, compilations of technical, financial, legal or other data, salary information, client or prospective client or customer lists, names of suppliers or vendors, client, supplier or vendor contact information, customer contact information, business referral sources, specifications, designs, devices, inventions, business or marketing plans or strategies, pricing information, mock-ups, prototypes, and works in progress, all other research and development information, forecasts, financial information, and all other technical or business information. Proprietary Information does not include publicly available information or information that is generally known and used within the biotechnology research industry in which the Company engages in business.

b. Employee agrees to hold in trust and confidence all Proprietary Information during and after the period of Employee’s employment with the Company.

Employee shall not use or disclose any Proprietary Information to anyone outside the Company for any purpose other than for the benefit of the Company as required by Employee’s authorized duties for the Company. At all times during Employee’s employment with the Company, Employee shall comply with all of the Company’s policies and procedures relating to the protection and confidentiality of Proprietary Information. Upon termination of Employee’s employment with the Company, (a) Employee shall not use or disclose Proprietary Information to anyone, for any purpose, unless expressly requested to do so in writing by an authorized officer of the Company, (b) Employee shall not retain or take with Employee any Proprietary Information in a Tangible Form (defined below), and (c) Employee shall immediately deliver to the Company any Proprietary Information in a Tangible Form that Employee may then or thereafter hold or control, as well as all other property, equipment, documents or things that Employee was issued or otherwise received or obtained during Employee’s employment with the Company. “Tangible Form” includes ideas, information or materials in written or graphic form, on a computer disc or other medium, or otherwise stored in or available through electronic, magnetic, videotape or other form.

2.	COMPETING ACTIVITIES.

To protect the Company’s Proprietary Information and to avoid conflicts of interest, during Employee’s employment with the Company, Employee shall not engage in any activity that is or may be competitive with the Company in any city, county, parish or state in the United States, where the Company engages in business, whether or not for compensation; provided, however, nothing in this Agreement shall be construed as limiting Employee’s ability to engage in any lawful off-duty conduct.

3.	RETURN OF DOCUMENTS AND MATERIALS.

Immediately upon the termination of Employee’s employment or at any time prior thereto if requested by the Company, Employee shall return all documents, data, records, apparatus, equipment, chemicals, molecules, organisms and other physical property, proposals, notes, lists, files, and any and all other materials, including but not limited to Proprietary Information in a Tangible Form, that refers, relates or otherwise pertains to the Company and its business, including its products and services, personnel, customers or clients (actual or potential), investors (actual or potential), and/or vendors and suppliers (actual or potential), and any and all business dealings with said persons and entities (the “Returned Property and Equipment”) to the Company. Employee is not authorized to retain any copies or duplicates of the Returned Property and Equipment or any Proprietary Information that Employee obtained or received as a result of Employee’s employment or other relationships with the Company.

4.	PROPRIETARY INFORMATION OF OTHERS.

Employee shall not, during employment with the Company, improperly use or disclose any proprietary information or trade secrets of any former or concurrent employer, or other person or entity. The Employee will not bring to the Company any such proprietary or trade secret ideas, information or materials belonging to such employer, person or entity unless consented to in writing by such employer, person or entity.

5.	INVENTIONS.

a. Employee hereby assigns, and irrevocably agrees to assign, to the Company all patents, rights, title and interest in and to all work performed, and all materials, creations, designs, technology, discoveries, inventions, ideas, information and other subject matter (whether or not patentable or copyrightable), conceived, developed or created by Employee, alone or with others, during the period of Employee’s employment with the Company, including, but limited to, all copyrighted, trade secret, patent, trademark and other intellectual property rights, subject to the exclusions of Section 5(b) (“Inventions”). To the maximum extent permitted by applicable law, Inventions shall be deemed works made for hire, and all rights, title and interest in and to the Inventions shall vest automatically in the Company. The Company shall have the sole right, in its own name, to obtain, hold, register and otherwise perfect, protect and enforce (including bringing actions for past or future infringement of) all rights relating to the Inventions, including, but not limited to, any renewals or extensions thereof. Employee shall, whether during or after Employee’s employment with the Company, (1) notify the Company of any Inventions, and deliver to the Company the Tangible Form of all Inventions (including any copies) and (2) provide the Company and any person designated by the Company, at the Company’s expense, any assistance and cooperation requested by the Company to obtain, hold, register and otherwise perfect, protect and enforce (including brining actions for past or future infringement of) all rights relating to the Inventions, including, but not limited to, executing written instruments and serving as a witness. If, in breach of Employee’s obligations under this Agreement, Employee uses any Proprietary Information in conceiving, developing or creating any materials, creations, designs, technology, discoveries, inventions, ideas, information or other subject matter after the termination of Employee’s employment with the Company, Employee acknowledges and agrees that such subject matter constitutes Inventions subject to this assignment requirement and all other terms and conditions of this Agreement.

b. Employee understands that Inventions (as defined above) do not include subject matter that meets all of the following criteria: (1) is conceived, developed and created by Employee on Employee’s own time without using the Company’s equipment, supplies or facilities or any Proprietary Information, (2) is unrelated to the actual or reasonably anticipated business or research and development of the Company of which Employee is or becomes aware, and (3) does not result from any work performed by Employee for the Company; provided, further, nothing in this Agreement shall be construed to require Employee to assign to the Company any Inventions that are excluded from any such assignment under California Labor Code section 2870. A copy of California Labor Code section 2870 is reproduced under Exhibit 1. Employee shall be deemed to be aware of all activities of the Company.

c. To avoid any misunderstanding, Employee has listed on Exhibit 2: (1) all materials, creations, designs, technology, discoveries, inventions, ideas, information and other subject matter, including, but not limited to, copyrights, trade secrets, patents, trademarks and other intellectual property rights, if any, developed or created by Employee, alone or with others, before the period of Employee’s employment with the Company in which Employee claims any ownership or rights, and (2) all agreements or arrangements that may affect the rights to any such subject matter or Employee’s ability to be employed by and perform services for the Company and comply with the requirements of this Agreement. Employee acknowledges and agrees that (i) by not listing particular subject matter, Employee is warranting that the subject matter was not conceived, developed or created before commencement of Employee’s employment, and (ii) by not listing particular agreements or arrangements, Employee is warranting that no such agreements or arrangements exist.

6.	SOLICITATION OF EMPLOYEES

Employee agrees that for a period of twelve (12) months immediately following the termination of Employee’s relationship with the Company for any reason, whether or without cause, Employee shall not use the Company’s Proprietary Information to directly or indirectly solicit, induce, recruit or encourage any of the Company’s employees or consultants to leave their employment, or to attempt to solicit, induce, recruit, or encourage the Company’s employees or consultants to leave their employment, for any reason.

7.	RIGHTS AND REMEDIES UPON BREACH.

If Employee breaches, or threatens to commit a breach of, any of the provisions of this Agreement, Employee agrees that, in aid of arbitration and as a provisional remedy (or permanent remedy ordered by an arbitrator), the Company shall have the right to have each and every one of the covenants in this Agreement specifically enforced and to obtain temporary and permanent injunctive relief, it being acknowledged and agreed by Employee that any breach or threatened breach of any of the covenants and agreements contained herein would cause irreparable injury to the Company and that money damages would not provide an adequate remedy at law to the Company. In any proceeding seeking to enforce Sections 1 through 6 of this Agreement, the prevailing party shall be entitled to recover all reasonable attorneys’ fees, costs and expenses, including expert fees, which were incurred by that party in connection with any such proceeding.

8.	SEVERABILITY.

Employee acknowledges and agrees that (a) the covenants and agreements contained herein are reasonable and valid, and do not impose limitations greater than are necessary to protect the goodwill, Proprietary Information, and other business interests of the Company; and (b) if one or more of the provisions in this Agreement are deemed invalid or unenforceable, the remainder of the Agreement shall not thereby be affected and shall be given full effect without regard to the invalid portions.

9.	CONFIRMATION OF AT-WILL EMPLOYMENT.

Unless Employee and the Company have otherwise entered into an express, written employment contract or agreement for a specified term, Employee and the Company agree that: (a) Employee’s employment with the Company is and shall be at all times on an at-will basis, and the Company or Employee may terminate Employee’s employment at any time, for any reason, with or without cause or advance notice; (b) nothing in this Agreement or in the Company’s employee manuals, handbooks or other written materials, and no oral statements or representations of any Company officer, director, agent or employee, create or are intended to create an express or implied contract for employment or continuing employment; and (c) nothing in the Agreement obligates the Company to hire, retain or promote Employee.

10.	ENTIRE AGREEMENT/MODIFICATION

This Agreement (a) represent the entire agreement of the Parties with respect to the subject matter hereof, (b) shall supersede any and all previous contracts, arrangements or understandings between the Parties hereto with respect to the subject matter hereof, and (c) may not be modified or amended except by an instrument in writing signed by each of the Parties hereto.

11.	GOVERNING LAW.

This Agreement shall be construed, interpreted and governed in accordance with the laws of the State of California regardless of choice of law principles.

12.	PARTIES IN INTEREST/ASSIGNMENT/SURVIVAL.

Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by Employee. The Company may sell, assign, and transfer all of its right, title and interests in this Agreement without the prior consent of Employee, whether by operation of law or otherwise, in which case this Agreement shall remain in full force after such sale, assignment or other transfer and may be enforced by (a) any successor, assignee or transferee of all or any part of the Company’s business as fully and completely as it could be enforced by the Company if no such sale, assignment or transfer had occurred, and (b) the Company in the case of any sale, assignment or other transfer of a part, but not all, of the business. The benefits under this Agreement shall inure to and may be enforced by the Company, and its parent, subsidiary and affiliated corporations and entities, and their successors, transferees and assigns.

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13.	NOTIFICATION TO NEW EMPLOYER.

Employee understands that the various terms and conditions of this Agreement shall survive and continue after Employee’s employment with the Company terminates. Accordingly, Employee hereby expressly agrees that the Company may inform Employee’s new employer regarding Employee’s duties and obligations under this Agreement.

I HAVE READ THIS AGREEMENT CAREFULLY AND I UNDERSTAND AND ACCEPT THE OBLIGATIONS THAT IT IMPOSES UPON ME WITHOUT RESERVATION. NO PROMISES OR REPRESENTATIONS HAVE BEEN MADE TO ME TO INDUCE ME TO SIGN THIS AGREEMENT. I SIGN THIS AGREEMENT VOLUNTARILY AND FREELY.

Dated:	3/27/14	By:	/s/ Jeffrey G. Black
Employee Signature

		Name:	Jeffrey G. Black
Printed

ACCEPTED AND AGREED TO:

AltheaDx, Inc., a Delaware corporation

By:	/s/ Greg Hamilton
Signature

Name:	Greg Hamilton
Printed

Title:	CEO

EXHIBIT 1 to the PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT:

Reserved Inventions, Related Agreements or Arrangements

[none, unless otherwise specified]

EXHIBIT 2 to the PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT:

California Labor Code section 2870

(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1)	Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or

(2)	Result from any work performed by the employee for the employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

EXHIBIT B

ARBITRATION AGREEMENT

This Arbitration Agreement (“Agreement”) is entered into by and between Jeffrey Black (“Employee”), on the one hand, and AltheaDx, Inc. (together with its parent, subsidiary and affiliated corporations and entities, and their successors and assigns, the “Company”), on the other hand.

1. How This Agreement Applies:

This Agreement is governed by the Federal Arbitration Act, 9 U.S.C. § 1 et seq. and evidences a transaction involving commerce.

This Agreement applies to any dispute, past, present or future, arising out of or related in any way to Employee’s employment with the Company or termination of employment. The Agreement applies to any such disputes even if they are brought by Employee’s parents, guardians, assigns, beneficiaries, spouse, children or heirs on Employee’s behalf.

Except as it otherwise provides, this Agreement is intended to apply to the resolution of past, present and future disputes that otherwise would be resolved in a court of law, and requires all such disputes to be resolved only by an arbitrator through final and binding arbitration and not by way of court or jury trial. Such disputes include without limitation disputes arising out of or relating to interpretation or application of this Agreement, but not as to the enforceability, revocability or validity of the Agreement or any portion of the Agreement, which disputes can only be resolved by a court of competent jurisdiction. The Agreement also applies, without limitation, to disputes regarding the employment relationship, compensation, wages, meal and/or rest breaks, benefits, discrimination, harassment, wrongful discipline, breach of contract, unfair competition, intentional or negligent infliction of emotional distress, violation of public policy, retaliation (including retaliation under the Employee Retirement Income Security Act), fraud, defamation, invasion of privacy, negligence, assault or battery. Claims for discrimination and harassment include, but are not limited to, those based on race, color, sex, sexual orientation, religion, national origin, ancestry, citizenship, age, marital status, physical disability, pregnancy, mental disability or medical condition and veteran status. The Agreement further applies to all claims arising under the Uniform Trade Secrets Act, Civil Rights Act of 1964, Americans With Disabilities Act, Age Discrimination in Employment Act, Family Medical Leave Act, Fair Labor Standards Act, Genetic Information Non-Discrimination Act, the Fair Employment and Housing Act, the California Labor Code and all other state or federal statutes, if any, addressing the same or similar subject matters, and all other state statutory and common law claims.

2. Limitations On How This Agreement Applies:

Nothing contained in this Agreement shall be construed to prevent or excuse Employee from utilizing the Company’s existing internal procedures for resolution of complaints, and this Agreement is not intended to be a substitute for the utilization of such procedures.

Furthermore, nothing in this Agreement shall be deemed to preclude or excuse a party from bringing an administrative claim before any agency in order to fulfill the party’s obligation to exhaust administrative remedies before making a claim in arbitration. Claims may also be brought before an administrative agency to the extent applicable law permits access to such an agency notwithstanding the existence of an agreement to arbitrate. Such administrative claims include without limitation claims or charges brought before the Equal Employment Opportunity Commission, the U.S. Department of Labor, the National Labor Relations Board, the Office of Federal Contract Compliance Programs, or the California Department of Fair Employment and Housing.

This Agreement also does not cover disputes that may not be subject to pre-dispute arbitration agreements as provided by the Dodd-Frank Wall Street Reform and Consumer Protection Act. This Agreement also does not cover: claims for workers compensation, state disability or unemployment insurance benefits; any criminal complaint or proceeding filed by a governmental agency; claims for restitution or civil penalties owed by an employee for an act for which the Company sought criminal prosecution; and claims for benefits under any employee benefit plan sponsored by the Company and covered by the Employee Retirement Income Security Act or funded by insurance. Private attorney general actions are not subject to this Agreement and therefore must be litigated in a civil court of competent jurisdiction.

3. Commencing Arbitration

All claims in arbitration are subject to the same statutes of limitation that would apply in court. Either party may commence the arbitration process by filing a written demand for arbitration with the American Arbitration Association (“AAA”), 600 “B” Street, Suite 1450 San Diego, CA 92101, and sending a copy by hand or first class mail to the other party. If Employee initiates the arbitration process, Employee will send the notice to the Company at the following address: ATTN: Carin Sandvik, AltheaDx, 3550 Dunhill St., San Diego, CA 92121. If the Company initiates arbitration, it will send the notice to Employee’s last known home address as reflected in the Company’s personnel records. The arbitrator shall resolve all disputes regarding the timeliness or propriety of the demand for arbitration.

4. Selecting The Arbitrator

The arbitrator shall either be an attorney licensed to practice in the location where the arbitration proceeding will be conducted or a retired federal or state judicial officer who presided in the jurisdiction where the arbitration will be conducted. The arbitrator shall be selected by mutual agreement of the Company and the Employee or, if the parties cannot agree, the arbitrator shall be selected pursuant to according to the procedures established by the AAA. The location of the arbitration proceeding shall be in San Diego, unless each party to the arbitration agrees in writing otherwise.

5. How Arbitration Proceedings Are Conducted

Except as provided herein, the Parties will conduct the arbitration according to the rules stated in California Code of Civil Procedure sections 1281-1287, et seq.

In arbitration, the parties will have the right to conduct adequate civil discovery, bring dispositive motions, and present witnesses and evidence as needed to present their cases and defenses, and any disputes in this regard shall be resolved by the arbitrator.

Should a non-party witness refuse to comply with a subpoena issued by the arbitrator and the arbitrator is unable to enforce compliance with the subpoena, the Parties agree to submit the subpoena to a court of competent jurisdiction for enforcement of the subpoena.

Employee and the Company agree to bring any dispute in arbitration on an individual basis only, and not on a class or collective action basis. Accordingly, there will be no right or authority for any dispute to be brought, heard or arbitrated as a class or collective action (“Class and Collective Action Waiver”). Notwithstanding any other clause contained in this Agreement, the Class and Collective Action Waiver shall not be severable from this Agreement in any case in which: (1) the dispute is filed as a class or collective action and (2) a civil court of competent jurisdiction finds the Class and Collective Action Waiver is unenforceable. In such instances, the class or collective action must be litigated in a civil court of competent jurisdiction.

Notwithstanding any other clause contained in this Agreement, any claim that all or part of the Class and Collective Action Waiver is unenforceable, unconscionable, void or voidable may be determined only by a court of competent jurisdiction and not by an arbitrator.

The Class and Collective Action Waiver, and any other provision of this Agreement, shall be severable in any case in which the dispute is filed as an individual action and severance is necessary to ensure that the individual action proceeds in arbitration.

Although Employee will not be retaliated against, disciplined or threatened with discipline for exercising rights under Section 7 of the National Labor Relations Act by the filing of or participation in a class or collective action, the Company may lawfully seek enforcement of this Agreement, including the Class and Collective

Action Waiver under the Federal Arbitration Act, and may seek dismissal of any such class or collective action.

6. Paying For The Arbitration

If Employee initiates arbitration against the Company, the Employee’s portion of the filing fee, if required, will be the lesser of the comparable state and/or federal court filing fee applicable to Employee’s claims. If Employee can show that Employee’s portion of the filing fee creates an undue hardship, Employee may contact the arbitrator for consideration to have it waived.

The Company will pay the remainder of the filing fee, the arbitrator’s fee and any administrative expenses. If the arbitrator finds in favor of Employee, the Company will reimburse Employee’s portion of the filing fee.

Employee will also be responsible for paying Employee’s litigation costs and Employee’s attorneys’ fees if Employee chooses to have representation in any arbitration proceeding. The Company will be responsible for paying its litigation costs and attorneys’ fees if it chooses to have representation in any arbitration proceeding. However, if the Employee or the Company prevails on a statutory claim which allows the prevailing party to recover attorneys’ fees and litigation costs, or if there is a written agreement providing for attorneys’ fees and/or litigation costs, the arbitrator shall rule on a motion for attorneys’ fees and/or litigation costs under the same standards a court would apply under the law applicable to the claim at issue.

Any disputes regarding payment of attorneys’ fees, administrative expenses and costs will be resolved by the arbitrator.

7. The Arbitration Hearing And Award

The parties will arbitrate their dispute before the arbitrator, who shall confer with the parties regarding the conduct of the hearing and resolve any disputes the parties may have in that regard. Within 30 days of the close of the arbitration hearing, any party will have the right to prepare, serve on the other party and file with the arbitrator a brief. The arbitrator may award any party any remedy to which that party is entitled under applicable law, but such remedies shall be limited to those that would be available to a party in his or her individual capacity in a court of law for the claims presented to and decided by the arbitrator, and no remedies that otherwise would be available to an individual in a court of law will be forfeited by virtue of this Agreement. The arbitrator will issue a decision or award in writing, stating the essential findings of fact and conclusions of law. Except as may be permitted or required by law, as determined by the arbitrator, neither a party nor an arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of all parties. A court of competent jurisdiction shall have the authority to enter a judgment upon the award made pursuant to the arbitration.

8. It is against Company policy for any Employee to be subject to retaliation if he or she exercises his or her right to assert claims under this Agreement. If any Employee believes that he or she has been retaliated against by anyone at the Company, the Employee should immediately report this to the Human Resources Department.

9. This Agreement is the full and complete agreement relating to the formal resolution of employment-related disputes. In the event any portion of this Agreement is deemed unenforceable, the remainder of this Agreement will be enforceable. If the Class and Collective Action Waiver is deemed to be unenforceable, the Company and Employee agree that this Agreement is otherwise silent as to any party’s ability to bring a class or collective action in arbitration.

10. The Parties acknowledge that they have carefully read this Agreement, understand its terms, and that all agreements between the Parties relating to the subjects covered in the Agreement are contained therein. The Parties acknowledge that they have entered into the Agreement voluntarily and not in reliance on any promises or representations other than those contained in this Agreement itself. The Parties acknowledge that they have been advised to consult with legal counsel before signing this Agreement.

PLEASE READ CAREFULLY. BY SIGNING THIS AGREEMENT, YOU ARE GIVING UP YOUR RIGHT TO FILE A LAWSUIT IN A COURT OF LAW AND TO HAVE YOUR CASE HEARD BY A JUDGE AND/OR JURY.

DATED:	3/27/14	/s/ Jeffrey G. Black
Employee’s Signature

Jeffrey G. Black Employee’s Printed Name

DATED:	3/27/14	/s/ Greg Hamilton
for AltheaDx